CELULARITY INC.

170 Park Avenue

Florham Park, New Jersey 07932

February 13, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tamika Sheppard

Re:	Celularity Inc.

Registration Statement on Form S-1

Filed February 13, 2025

File No. 333-284611

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Celularity Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it becomes effective at 5:00 p.m., Eastern Time, on Friday February 14, 2025, or as soon thereafter as possible.

Please notify Nazia Khan of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (202) 747-2651 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Sincerely,

CELULARITY INC.

By:	/s/ Robert J. Hariri
Name:	Robert J. Hariri
Title:	Chief Executive Officer and Chairman of the Board of Directors

-1-